Asset Purchase Agreement

between

Heilongjiang Wondersun Dairy Co., Ltd

and

Heilongjiang Baoquanling Sheng Yuan
Dairy Co., Ltd

September 9, 2009

Content
Article 1  Explanations
Article 2  Scope of Asset Purchase
Article 3  Total Price of Asset Purchase
Article 4  First Payment
Article 5  Acceptance of New Plant
Article 6  Commissioning of New Plant
Article 7  Asset Delivery
Article 8  Second Payment
Article 9  Test Run of New Plant
Article 10 Third Payment
Article 11 Fourth Payment
Article 12 Prompt Execution of the Obligation of Debt
Article 13 Staffing
Article 14 Credit and Debt Commitments
Article 15 Representation, Commitment and Promise of Sheng Yuan Dairy
Article 16 Other Obligations of Sheng Yuan Dairy
Article 17 Representation, Commitment and Promise of Wondersun Dairy
Article 18 Invoicing and Tax Obligation
Article 19 Modification and Termination of Agreement
Article 20 Liability for Breach of Contract
Article 21 Confidentiality
Article 22 Force Majeure
Article 23 Notice
Article 24 Settlement of Disputes
Article 25 Commencement
Article 26 Other Stipulations

Appendix 1	Power of Attorney
Appendix 2	Asset List
Appendix 3	Report of Asset Evaluation
Appendix 4	Detailed Procedures of Acceptance of the New Plant Provided by Sheng Yuan Dairy
Appendix 5	Commissioning Plan Confirmed by Both Parties
Appendix 6	Asset Ownership, Documents and Other Documentation List Provided by Sheng Yuan Dairy before the Second Payment
Appendix 7	Test Run Plan Confirmed by Both Parties
Appendix 8	Contracts and Cost Confirmation in Relation to Unfinished Items of Construction in Progress
Appendix 9	Requirements on Invoicing Provided by Sheng Yuan Dairy and Detailed Taxes Borne by Sheng Yuan Dairy and Wondersun Dairy
Appendix 10	Resolution of Consent of Signing the Agreement hereof Reached by Board of Shareholders or Board of Directors of Both Parties in Conformity with the Law

The agreement, dated September 9, 2009, is signed in Harbin by the following two parties:

1.
Heilongjiang Wondersun Dairy Co., Ltd, a company founded and in conformity with the law of People’s Republic of China, locating on 386 Changjiang Road, Nangang District, Harbin City, Heilongjiang Province (hereinafter referred to as “Wondersun Dairy”).

2.
Heilongjiang Baoquanling Sheng Yuan Dairy Co., Ltd, a company founded and in conformity with the law of People’s Republic of China, locating in Junchuan Ranch, Luobei County, Heilongjiang Province, and Heilongjiang Baoquanling Sheng Yuan Cow Breeding Co., Ltd, a company founded and in conformity with the law of People’s Republic of China, locating in Junchuan Ranch, Luobei County, Heilongjiang Province (hereinafter collectively referred to as “Sheng Yuan Dairy”).

Each individually referred to as “Party”, the other as “the Other Party” and collectively as “Parties”.

Whereas:

1.
Heilongjiang Baoquanling Sheng Yuan Cow Breeding Co., Ltd has agreed to sell to Wondersun Dairy its cow breeding ranches that include one that has been put into production and operation and others that are newly established, yet not accepted or put into production and operation (hereinafter referred to as “Cow Breeding Ranches”) and has issued a Letter of Authority (see Appendix 1), authorizing Heilongjiang Baoquanling Sheng Yuan Dairy Co., Ltd to sign an asset purchase agreement with Wondersun Dairy (hereinafter referred to as “this Agreement”).

2.
The Parties have reached an agreement to carry out a transaction whereby Heilongjiang Baoquanling Sheng Yuan Dairy Co., Ltd and Heilongjiang Baoquanling Sheng Yuan Cow Breeding Co., Ltd’s shall sell to Wondersun Dairy its plants and cow breeding ranches.

Pursuant to the Contract Law of the People’s Republic of China, the Company Law of the People’s Republic of China and other corresponding rules and regulations and through amicable consultation, the Parties have herein agreed on the following:

Article 1 Explanations

1.1	Unless otherwise specified, in this Agreement, Supplemental Agreement, Letter of Commitment and Memorandum:

“This Agreement” means the Asset Purchase Agreement, including the Appendixes.

“Supplement or Modification” means the Supplemental Agreement or Letter of Commitment signed by both Parties or other documents stamped by both Parties after signing this Agreement.

“The Parties” means Wondersun Dairy and Sheng Yuan Dairy.

“The Assets” means the underlying assets, the valid assets sold by Sheng Yuan Dairy to Wondersun Dairy.

“Valid Assets” means houses and buildings, structures and other fixed assets such as auxiliary facilities, machinery equipments, civil engineering projects in progress, equipment installation in progress, lawns and trees, and land using rights as listed in the Asset List , Appendix 2 of this Agreement.

“The Plants” means the plant that has been put into production and operation (hereinafter referred to as “Old Plant”) and plant that was newly established yet not accepted or put into production and operation (hereinafter referred to as “New Plant”) of Heilongjiang Baoquanling Sheng Yuan Dairy Co., Ltd.

“The Cow Breeding Ranches” means the cow breeding ranches invested and established by Heilongjiang Baoquanling Sheng Yuan Cow Breeding Co., Ltd, including the cow breeding ranch that has been put into production and operation (hereinafter referred to as “Old Ranch”) and that was newly established yet not accepted or put into production and operation (hereinafter referred to as “New Ranch”).

“Acceptance” means all project-related inspection and acceptances in relation to the completion, quality supervision, planning, fire control, hygiene, environmental protection and safety of the New Plant and the provision to Wondersun Dairy of complete original copies regarding the procedures.

“Commissioning” means carrying out tests on and making adjustments to individual asset like individual equipment, a series of equipments as well as production systems and auxiliary production systems in order to achieve estimated product quality and comprehensive production capacity according to the Commissioning Plan confirmed by both Parties (see Appendix) upon the installation of the equipments in the new plant.

“Qualified Products” means the qualified products that are produced in accordance with the commissioning methods stipulated in the confirmed Commissioning Plan and confirmed by both Parties.

“Test Run” means, in accordance with the Test Run Plan (see Appendix), carrying out a performance test on assets such as machinery equipments in the new plant and initial production after infrastructure and utilities have been set up and raw materials have been put into the new plant.

“Causes by Sheng Yuan Dairy” means, in accordance with this Agreement, causes resulted in production problems and product loss related to industrial buildings and equipments but are not caused by Wondersun Dairy’s human operational errors. Should the Parties have any disputes, both Parties shall resolve through negotiation. Should the negotiation fail, it shall refer to the qualified certifying organization agreed by both Parties or assigned by the court.

“Staff” means management team and other employees who signed labor contracts with Sheng Yuan Dairy pursuant to the law.

“Debt” includes liabilities and contingent liabilities.

“Evaluation Price” means the price stipulated in Appendix 3, the Report of Asset Evaluation in this Agreement.

“Affiliated Party” means the Party that has affiliations with Sheng Yuan Dairy. The establishment of affiliations is pursuant to the rules stipulated in Clause 4, Article 217 of the Company Law of the People’s Republic of China.

“Losses” means the losses caused by one Party’s breach of this Agreement, and the amount of the losses is to be determined through mutual negotiation. Should the negotiation fail, it shall refer to the qualified certifying organization agreed by both Parties or assigned by the court.

“Liabilities” means consequences like compensation of the losses and paying fees which are resulted by one Party’s not fulfilling its obligations of compensation of the losses, payments or other obligations.

“Serious problems that affect Wondersun Dairy’s rights and interests” means individual loss caused by equipments exceeding two million yuan or civil engineering structure problems as well as other circumstances that causing Wondersun Dairy to loss more than two million yuan.

“Civil engineering structures” means infrastructure projects, foundation engineering and skeleton structural projects of housing construction.

“Production safety accidents” means the accident happened in the oil-melting room in District C of the co-production plant in Sheng Yuan Dairy at the noon of Jan 6, 2009.

“Unable to achieve normal production” means the equipments and facilities in the plant are unable to function, or even if they can work, the product quality is unable to meet the production requirements of continuance and stability (meaning producing 60 tons of Wondersun powdered milk that meets the national standard per day for a consecutive 15 days).

“Obligations stipulated in this Agreement” means obligations stipulated in this Agreement or by the law, including but not limited to obligations, commitments, statements or guaranteed obligations, obligations of confidentiality and other obligations stipulated in this Agreement. Sheng Yuan Daity shall continue to carry out its commitments, statements and guarantees and other obligations stipulated in this Agreement after the payment made by Wondesun Dairy.

“Force Majeure” means the events that cannot be foreseen by the Parties upon signature of this Agreement, cannot be overcome during the execution of this Agreement and hinder the Parties to completely or partially exercise this Agreement.

1.2	All the amounts of currency mentioned in this Agreement are referred to as “yuan” or “RMB”.

1.3	“Confirmation” in this Agreement is referred to as written confirmation.

1.4	The articles, clauses and items mentioned in this Agreement are referred to as articles, clauses and items of this Agreement.

1.5	When this Agreement is referred to, this Agreement which has been modified or supplemented according to this Agreement is included.

Article 2 Scope of Asset Purchase

2.1	Wondersun Dairy purchases the valid assets of Sheng Yuan Dairy through asset purchase. The assets include:

(1)
Two plants of Heilongjiang Baoquanling Sheng Yuan Dairy Co., Ltd, which are located in Junchuan Ranch, Luobei County. The two plants cover an area of 99,834 square meters-- the old plant is about 32,664 square meters and the new plant 67,170 square meters. The assets of the two plants include valid assets including land using rights, houses and buildings, structures as well as other auxiliary facilities and machinery equipments;

(2)
Three cow breeding ranches of Heilongjiang Baoquanling Sheng Yuan Cow Breeding Co., Ltd, which are located in Junchuan Ranch, Luobei County. The three ranches cover an area of 597,000 square meters-- the old ranch is about 70,000 square meters and the two new ranches 527,000 square meters. The assets of the two plants include valid assets including land using rights, houses and buildings, structures as well as other auxiliary facilities and machinery equipments.

2.2
The assets to be purchased do not include the five milk trucks (total value of 1, 654, 200 yuan) and five milk canes (total value of 973, 800 yuan) listed in the Report of Asset Evaluation in the Appendix.

2.3
The detailed information of the names, quantities, areas, models and specifications, manufacturers, acquisition year, performance, evaluated values, status of the valid assets at the plants and cow breeding ranches to be purchased are listed in Appendix 2 Asset List, of this Agreement.

Article 3 Total Price of Asset Purchase

The total price of asset purchase, 197, 372, 000 yuan, is based on Article 2 of the Agreement—Scope of Asset Purchase, and is subject to the total amount specified in the No. XX Report of Asset Evaluation (see Appendix 3) issued by Harbin Xinhe Asset Evaluation Co., Ltd (hereinafter referred to as “Asset Evaluation Organization”). Actual total price (hereinafter referred to as Purchase Price for short) is subject to the total amount confirmed by both Parties during asset delivery.

Article 4 First Payment

Within five working days after the effective date of this Agreement, Wondersun Dairy shall pay Sheng Yuan Dairy 20% of the total price of asset purchase.

Article 5 Acceptance of New Plant

Within 30 days after the first payment by Wondersun Dairy, Sheng Yuan Dairy shall be responsible for finishing the repair of the oil-melting room in Section C in the new plant and for all the original documents of the acceptance procedures of projects such as completion, quality supervision, planning, fire control, environmental protection and safety (see Appendix 4), and shall submit complete Project Acceptance Report to Wondersun Dairy. Sheng Yuan Dairy shall cover all the repair expenses and responsibilities incurred therein (except for acceptance expenses which is equally covered by both Parties).

Article 6 Commissioning of New Plant

Sheng Yuan Dairy shall be the main carrier of the commissioning, in charge of finishing adjustments of assets such as machinery equipments in the new plant, and Wondersun Dairy shall provide its full support. The commissioning to be carried out shall be subject to the Commissioning Plan (see Appendix 5) confirmed by both Parties. The start date of the commissioning of the new plant shall be set by both Parties, and the commissioning shall last for a month, 15 days of which shall be used for commissioning of formulas and the other 15 days for commissioning of full-fat milk powder. Should all the products are qualified and are confirmed in writing by both parties, the commissioning shall be deemed successful. The commissioning expenses and liabilities incurred therein shall be borne by Sheng Yuan Dairy.

Article 7 Asset Delivery

Pursuant to this Agreement, Sheng Yuan Dairy shall, within 5 working days after the successful commissioning of the new plant, complete the asset delivery to Wondersun Dairy subject to the following stipulations:

(1)	Carry out the asset delivery pursuant to the Appendix 2 Asset List and Appendix 6 Asset Ownership Documents and Other Documentation List Provided by Sheng Yuan Dairy before the Second Payment.

(2)
Wondersun Dairy shall conduct asset inventory, confirmation and delivery pursuant to Appendix 2 Asset List and Appendix 6 Asset Ownership Documents and Other Documentation List Provided by Sheng Yuan Dairy before the Second Payment, and both Parties shall sign the Asset Transfer Sheet (in quadruplicate, each Party holding two copies).

(3)
Should the amount of assets during assets delivery are found to be decreased or the value of them is impaired due to poor management, the losses shall be deducted during the second payment subject to the Report of Asset Evaluation.

Article 8 Second Payment

Wondersun Dairy shall pay 50% of the purchase price to Sheng Yuan Dairy within 5 working days after the following conditions are fulfilled:

(1)	According to the Agreement, the new plant has been accepted and adjusted, and both Parties have confirmed the success of the adjustments in writing;

(2)	According to the Agreement, the delivery, inventory, confirmation and reception of the assets have been completed;

(3)	Sheng Yuan Dairy has fulfilled all its obligations.

Article 9 Test Run of New Plant

Wondersun Dairy shall be the main carrier of the test run, in charge of carrying out test runs of the new plant and producing Wondersun products in accordance with the Test Run Plan confirmed by both Parties (see Appendix 7), and Sheng Yuan Dairy shall provide its full support. The start date of the test run of the new plant shall be set by both Parties, and the test run shall last no less than two months. Both Parties shall sign a letter of confirmation after the successful test run. Any personal injuries or damages of equipments, factory buildings, facilities and products as well as liabilities caused by Sheng Yuan Dairy during test runs shall be the sole responsibility of Sheng Yuan Dairy. The commissioning adjustments expenses incurred therein shall be borne by Wondersun Dairy.

Article 10 Third Payment

Heilongjiang Wondersun Dairy Co., Ltd shall pay 20% of the purchasing price to Sheng Yuan Dairy Co., Ltd within 5 working days after completion of all the following terms:
(1)	according to this Agreement, after trial operation is qualified for 2 months, and a written confirmation has been concluded between the Parties;
(2)	The obligations which Sheng Yuan Dairy Co., Ltd is liable for have been performed by Sheng Yuan Dairy Co., Ltd.

Article 11 Fourth Payment

Wondersun Dairy Co., Ltd shall pay 10% of the purchasing price to Sheng Yuan Dairy Co., Ltd within one year after completion of delivery of the underlying asset by Sheng Yuan Dairy Co., Ltd and receiving by Wondersun Dairy Co., Ltd if there is no violations against the agreed obligations stipulated in this Agreement or impact against the rights and interests due to Sheng Yuan Dairy Co., Ltd..

Article 12 Prompt Execution of the Obligations

Sheng Yuan Dairy Co., Ltd. undertakes to make prompt payment for the debt owed to milk farmers, outstanding engineering expenses, equipment expenses, and for amounts due to Wondersun Dairy Baoquanling Branch and other payables as well, with the term and method of payment otherwise negotiated.

Article 13 Staffing

Selected staff with legal labor contracts with Sheng Yuan Dairy shall be employed by Wondersun Dairy if the following conditions are complied with:
(1)	In compliance with the employment conditions of Wondersun Dairy
(2)	Procedures relating to cancellation of the labor contract has been issued by Sheng Yuan Dairy

Article 14 Credit and Debt Commitments

14.1 All the credit and debt of Sheng Yuan Dairy shall be borne by Sheng Yuan Dairy, which shall be irrelative with Wondersun Dairy

14.2 Sheng Yuan Dairy shall fulfill the liabilities actively without any delay which may otherwise affect the rights and interests of Wondersun Dairy

Article 15 Representation, Commitment and Promise of Sheng Yuan Dairy

15.1 Sheng Yuan Dairy guarantees that they hold the exclusive ownership of the asset before asset transfer. According to documents of BKGYZ (2002) No. 6005310 and HTZJF【2007】No. 23, Sheng Yuan Dairy has obtained a 48635.46㎡land use right by way of transfer, which has been promised to transfer to Wondersun Dairy in its evaluation price, with a guarantee to accomplish the ownership transfer.

15.2 The asset sold to Wondersun Dairy by Sheng Yuan Dairy is true and legally obtained with complete documents of title, no mortgage or security risks or restrictions of disposition or other aspects.

15.3 All approval, authorities and Agreement concerning conclusion and performance of this Agreement has been obtained for the activities of asset sales of Sheng Yuan Dairy Co., Ltd.

15.4 Conclusion and performance of this Agreement shall put no prejudice on any obligation of each party; there is no action, proceeding or administrative procedure which is non-concluded or may be put and influence his performance of the obligations under this Agreement, there shall be no bank loans either.

15.5 Since the date when this Agreement is concluded until the entire underlying asset is delivered to and received by Wondersun Dairy, the quantity of the underlying asset is not reduced and value of underlying asset is not decreased due to impropriate management, and on the underlying asset there is no any guarantee liabilities including mortgage, and asset is not disposed in any manner, and there isn’t any other situation which influences this Agreement, prior to or after this Agreement is concluded,  Sheng Yuan Dairy hasn’t or won’t damage or affect the interests and assets of Wondersun Dairy, and will faithfully perform the obligations.

15.6 Sheng Yuan Dairy has made the following commitment: Sheng Yuan Dairy and its related parties will not construct or purchase milk powder processing plant within the area of Luobei County any more; and in the mean time guarantee that the dairy processing plants constructed within administrative range of Luobei County will retain the current scale, without any expansion or enlargement in scale. Sheng Yuan Dairy promises that this commitment will be continuously effective. In case there is any default by Sheng Yuan Dairy which causes loss to Wondersun Dairy, all liabilities for compensation shall be borne by Sheng Yuan Dairy..

15.7 Sheng Yuan Dairy has made the following commitment that under the same conditions Wondersun Dairy shall have priority in purchasing in case the Heilongjiang Mingshan Dairy or its asset is to be sold. If this purchasing priority is given up in written form by Wondersun Dairy, then Sheng Yuan Dairy may sell it to a third party.

Article 16 Other Obligations of Sheng Yuan Dairy

16.1 Sheng Yuan Dairy shall be liable for all the personnel injuries or asset losses such as equipment, plant, facility and product quality during the period of new plant acceptance and commissioning or such personnel injuries or asset losses occur after completion of delivery and receiving which are caused by Sheng Yuan Dairy. Loss caused by personal negligence in operation of Wondersun Dairy shall be borne by Wondersun Dairy.

16.2 Sheng Yuan Dairy shall provide legal and complete procedures, and cooperate with Wondersun Dairy to accomplish the transfer of ownership for plants and the land using rights.

16.3 Sheng Yuan dairy shall coordinate the asset evaluation agency, construction contractor and supervision agency, and Wondersun Dairy to complete the contract pricing process for the unfinished items of the project under construction (See Appendix VIII). Sheng Yuan Dairy is responsible for the performance and acceptance of the unfinished items of the engineering under construction, Wondersun Dairy is responsible for supervision, and shall pay for Sheng Yuan Dairy the engineering fund according to the pricing as confirmed and schedule of the unfinished items (the part of pricing beyond unfinished items shall be borne by Sheng Yuan Dairy). After completion of the unfinished items under construction which is also approved by relative units such as Wondersun Dairy, Sheng Yuan Dairy and the construction unit, etc., Sheng Yuan Dairy is responsible to deliver all originals of the original materials to Wondersun Dairy. In case there is penalty (excluding fire protections) during acceptance, it shall be borne by Sheng Yuan Dairy, and other fees and expenses shall be borne by Wondersun Dairy.

16.4 Sheng Yuan Dairy guarantees that all the unfinished projects and the project under construction will be completed before the end of Year 2009 as agreed in this Agreement.

16.5 Sheng Yuan Dairy agrees to assume the liabilities arising from selling the cattle farm and performing the corresponding liabilities.

16.6 Other Obligations. None.

Article 17 Representation, Commitment and Promise of Wondersun Dairy

17.1 Be qualified to conclude this Agreement and guarantee to perform the necessary interior approval procedures stipulated by laws, regulations and articles.

17.2 Guarantee to pay for the asset purchasing price as agreed in this Agreement.

Article 18 Invoicing and Tax Obligation

Any tax obligations concerned with this purchasing shall be respectively borne by each party according to related laws, regulations and other related stipulations. Specific invoicing and taxation obligations shall be agreed in the Appendix IX of this Agreement.

Article 19 Modification and Termination of Agreement

19.1 This Agreement may be amended in a written form after mutual negotiation and Agreement.

19.2 This Agreement may be terminated due to the following situations during its implementation:

19.2.1 This Agreement is terminated upon mutual agreement ;

19.2.2 In case any Party violates this Agreements hereof, and this violation is not cured within 7 days after the other party identifying this violation by notice, then the latter may notice the default party for cancellation or termination of this Agreement.

19.2.3 In case there is security accidents or significant defects which affect the rights and interests of Wondersun Dairy during acceptance and commissioning or such accidents or defects occur after delivery and receiving which are caused by Sheng Yuan Dairy, then Wondersun Dairy reserves the right to terminate this Agreement unilaterally, and this liability shall be borne by Sheng Yuan Dairy; within one year after complete delivery and receiving the underlying asset by Wondersun Dairy, in case there is failure of normal production due to risks arising in safety production of the new plant, this Agreement shall terminate automatically (excluding the failure of normal production due to personnel operation errors of Wondersun Dairy), and Sheng Yuan Dairy shall return all the fund which has been paid by Wondersun Dairy. In case there is a dispute concerning the cause of the safety risks, it shall be negotiated between the Parties, and in case the negotiation fails, the dispute shall be presented to an authorized third party with qualification for identification.

19.2.4 Other situations agreed by the Parties or stipulated by law.

Article 20 Liability for Breach of Contract

20.1 Any party breaching the agreed obligations of this Agreement shall be liable for the liability for breach of contract including continuing performance, taking measures of indemnity and compensating the loss to the other party according the Contract Law of the People’s Republic of China.

20.2 In case Wondersun Dairy failed to pay the assets purchasing fund according to this Agreement, then it would pay a breach penalty which is 10% of the payable to Sheng Yuan Dairy and shall continue to fulfill this Agreement.

20.3 In case Sheng Yuan Dairy failed to fulfill its obligations according to this Agreement, then it would pay a breach penalty which is 10% of the payable to Wondersun Dairy and shall continue to fulfill this Agreement.

20.4 In case Sheng Yuan Dairy breaches the Agreement and Wondersun Dairy terminates the Agreement legally, then the fund which has been paid by Wondersun Dairy shall be returned together with interest which shall be calculated according to the interest rate over the same period; In case Wondersun Dairy breaches the Agreement and Sheng Yuan Dairy terminates the Agreement legally, then Wondersun Dairy shall return the asset and documents which has been transferred by Sheng Yuan Dairy, and also shall pay an interest for Sheng Yuan Dairy which shall be calculated according to the interest rate over the same period.

Article 21 Confidentiality

Except as otherwise provided in this Agreement or required under applicable law, each Party shall not reveal, disclose or declare to any third Party any and all information concerning the said business or affairs herein.

Article 22 Force Majeure

22.1 Each Party will not be liable for failure to perform any of its obligations under this Agreement due to force majeure.

22.2 In case a Party is prevented due to force majeure from performing its obligations under this Agreement, part or whole, it shall not be deemed failure to perform this Agreement, and other obligations which are not influenced by force majeure shall also be fulfilled. The time for performance of obligations influenced by force majeure shall be extended, which shall be equivalent to the duration of this force majeure, and the party affected by these events shall not be punished as for breach of this Agreement.

Article 23 Notice

Notices given by one Party to the other Party shall be delivered through Express Mail Service, and the date on which such notices are received by the other party shall be deemed to have been effectively given. In case of false address, receiver, telephone or post code are provided, or change of the above information is made without prompt notice to the other party, then the notice delivered as per Article 23.2 shall be deemed to have been received.

23.2	Information of the the Parties is given as below:

Heilongjiang Wondersun Dairy Co., Ltd
Address: Jiusan Mansion, No. 386 Changjiang Road, Nangang District, Haerbin, Heilongjiang Province
Delivered to：Office of Heilongjiang Wondersun Dairy Co., Ltd
Telephone: 0451-82353300
Post Code: 150090

Heilongjiang Baoquanling Sheng Yuan Dairy Co., Ltd.
Address: Junchuan Farm, Luobei County, Heilongjiang Province
Delivered to：Zhao Shouming
Telephone: 13766712288
Post Code: 154264

Heilongjiang Baoquanling Sheng Yuan Dairy Cattle Raising Co., Ltd.
Address: Junchuan Ranch, Luobei County, Heilongjiang Province
Delivered to：Zhao Shouming
Telephone: 13766712288
Post Code: 154264

Article 24 Settlement of Disputes

Disputes arising from this agreement or related affairs shall be firstly negotiated to resolve between the two Parties. In case negotiation fails, according to the stipulations of level administrative litigation jurisdiction in Civil Procedure Law of China, the dispute shall be presented to the court within the area where the plant locates, i.e., Baoquanling Nongken Court of Heilongjiang Province.

Article 25 Commencement

This agreement shall come into effect after it is signed and stamped with special contract seals by the legal authorized person or authorized representative after legally passed in (See Appendix X) board of directors or board meeting of the Parties according to their respective Articles of Association.

Article 26 Other Stipulations

26.1 Calves borne on the date when this Agreement is concluded and thereafter shall be owned by Wondersun Dairy without any compensation.

26.2 Each Party shall exercise its right or privilege actively; and any single or partial exercise by either Party of any right or privilege shall preclude any further exercise thereof or the exercise of the said right or r privilege.

26.3 The supplement, amendment or memorandum shall come into effect after it is prepared in a written form and has been stamped with seals by the Parties, which shall be of equal validity with this agreement, in case there is a conflict, the supplement, amendment or memorandum which is signed in a later period shall control.

26.4 This Agreement sets out the entire agreement and understanding between the Parties in relation to the transactions contemplated herein and supersedes all previous written or oral agreements, undertaking or discussions between them (either oral or written) with regard to such transactions. This agreement shall be in quadruplicate, with equal effect, and each party holds two.

26.5 IN WITNESS WHEREOF, this Agreement is signed by the Parties hereto as of the date first set forth above.

Heilongjiang Wondersun Dairy Co., Ltd: (seal)
Legal representative or duly authorized person:	/s/ Shun Li
Chairman

Heilongjiang Baoquanling Sheng Yuan Dairy Co., Ltd. (seal)
Legal representative or duly authorized person:	/s/ Liang Zhang
Chief Executive Officer